Commission File Number 001-31914

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT IN RELATION TO 2013 INTERIM RESULTS

This announcement is made by the Company pursuant to the provisions of inside information under Part XIVA of the SFO and Rule 13.09(2) of the Listing Rules.

Based on the Company’s preliminary estimates, it is estimated that the net profit attributable to equity holders of the Company for the first half of 2013 may increase by over 50% as compared to the net profit attributable to equity holders of the Company for the first half of 2012. The Company’s preliminary financial estimates for the first half of 2013 contained in this announcement are unaudited. Detailed financial information of the Company for the first half of 2013 will be disclosed in the Company’s 2013 interim report.

Shareholders of the Company and potential investors are advised to exercise caution when dealing in the shares of the Company.

This announcement is made by China Life Insurance Company Limited (the “Company”) pursuant to the provisions of inside information under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”) and Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

I.	Estimated results during this period

1.	Estimated results period: 1 January 2013 to 30 June 2013

2.	Estimated results: Based on the Company’s preliminary estimates, it is estimated that the net profit attributable to equity holders of the Company for the first half of 2013 may increase by over 50% as compared to the net profit attributable to equity holders of the Company for the first half of 2012.

3.	The estimated results are unaudited.

II.	Results for the first half of 2012

1.	Net profit attributable to equity holders of the Company: RMB9,635 million

Commission File Number 001-31914

2.	Earnings per share (basic and diluted): RMB0.34

III.	Reasons for estimated increase in results

The estimated increase in the results for the first half of 2013 is mainly attributable to an increase in investment income and a decrease in impairment losses.

IV.	Other information

The Board of Directors of the Company wishes to remind shareholders and investors that the above estimated results for the first half of 2013 contained in this announcement are based on the Company’s preliminary estimates, which are subject to the Company’s further examination and are unaudited. If the Company’s future estimates of the 2013 interim results differ materially from the above estimates, the Company will provide updates on a timely basis. Detailed financial information of the Company for the first half of 2013 will be disclosed in the Company’s 2013 interim report.

Shareholders of the Company and potential investors are advised to exercise caution when dealing in the shares of the Company.

By Order of the Board of
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 30 July 2013

As at the date of this announcement, the Board comprises:

Executive Directors:	Yang Mingsheng, Wan Feng, Lin Dairen, Liu Yingqi
Non-executive Directors:	Miao Jianmin, Zhang Xiangxian, Wang Sidong
Independent Non-executive Directors:	Sun Changji, Bruce Douglas Moore, Anthony Francis Neoh, Tang Jianbang